SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2003

VEOLIA ENVIRONNEMENT
 (Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

VEOLIA WATER WINS WATER MANAGEMENT CONTRACT WORTH
MORE THAN 8.5 BILLION EUROS FOR CHINA'S SHENZHEN
BUSINESS DISTRICT

Paris, December 22, 2003 – Veolia Water, the Water division of Veolia Environnement, announced that it had signed today a major contract for municipal outsourcing services with the City of Shenzhen in China. The contract covers the production and distribution of water, customer relations, and the collection and treatment of wastewater. The 50-year contract was awarded after an international invitation to tender and is worth total revenue of over 8.5 billion euros.

Shenzhen, which is located on the border with Hong Kong, is one of China’s most important business hubs. Veolia Water’s contract covers the Shenzhen special economy zone (the city’s business district), which currently totals more than 2.2 million people.

Under the terms of the contract, Veolia Water, associated with a partner, the investment company Beijing Capital Group, will acquire 45% of Shenzhen Water Group Company Ltd. The remaining 55% will be owned by the Shenzhen municipality. For Veolia Water, the contract involves a capital investment of 100 million euros.

Veolia Water will take charge of the management of Shenzhen Water Group, which will count 2,400 employees.

“This latest success comes 18 months after signature of the contract with the City of Shanghai for the management of water services for the Pudong business district, and is of a similar size. It confirms the credibility that Veolia Water has earned with Chinese municipalities to deal with contracts of this size and importance, while at the same time limiting the risks and capital investments for the company,” said Antoine Frérot, Chief Executive Officer of Veolia Water.

With this new contract for comprehensive water services in a leading Chinese economic zone, Veolia Environnement further strengthens its position in this market. Established in the country since the 1980s through its water and waste management divisions, Veolia Environnement manages major contracts, especially in Shanghai, Tianjin, Qingdao, Beijing, Guangzhou and Hong Kong.

Veolia Water is the leading global provider of water and wastewater services for municipal authorities, as well as industrial and service companies. It provides the entire range of outsourcing and design-build services. Veolia Water serves over 110 million people worldwide. With 77,600 employees, its 2002 revenue amounted to 13.3 billion euros.

Important Disclaimer:
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that Veolia Environnement’s compliance with environmental, health and safety laws and regulations may become more costly in the future and Veolia Environnement may incur liability under these laws and regulations, and the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US investor contact: Brian Sullivan +(1) 941-362-2435

   Press release also available on our web site: http//veoliaenvironnement-finance.com

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 23, 2003

VEOLIA ENVIRONNEMENT
By: /s/ Henri Proglio Name: Henri Proglio Title: Chairman and Chief Executive Officer